September 14, 2004


Via Facsimile (650) 324-6633 and U.S. Mail

Garth Gartrell, Esq.
Heller Ehrman White & McAuliffe  LLP
275 Middlefield Road
Menlo Park, CA  94025

Re:	Remec, Inc.
	Schedule TO-I filed September 3, 2004
	File No. 5-46813

Dear Mr. Gartrell:

We have the following comments on the above-referenced filing.

General

1. As currently drafted, your offer is scheduled to expire in 20 calendar days rather than 20 business days. Please revise your offer so that it complies with Rule 14e-1(a), which requires that the offer remain open for at least 20 business days.

2. Revise the disclosure throughout the offering document to clarify that the company will grant the restricted stock units "promptly," not "as soon as administratively feasible," after the expiration date. Refer to Rules 13e-4(f)(5) and 14e-1(c).

Number of Restricted Stock Units; Expiration Date, page 11

3. Rule 13e-4(a)(3) defines "business day" as consisting of the time period from 12:01 a.m. through midnight Eastern time, and not Pacific time. Please revise accordingly.

Purpose of the Offer, page 11

4. Provide the disclosure regarding your plans as required by Item 1006(c)(1-10) of Regulation M-A. If an item is inapplicable or the answer is in the negative, revise the Schedule TO to so state. See General Instruction E to Schedule TO.

Procedures for Tendering Options, page 12

5. We note your statement that you "reserve the right to waive any of the conditions of the Offer...for any particular option holder." In the event you waive a condition, you must waive it for all option holders in accordance with Rule 13e-4(f)(8)(i). Please revise accordingly.

6. Rule 13e-4(f)(2)(ii) requires that security holders have a right to withdraw tendered shares after the expiration of forty business days from the commencement of the tender offer if not yet accepted for exchange. Your disclosure references a date other than the fortieth business day. Is your intention to provide these "back-end" withdrawal rights earlier than forty business days after commencement? If not, please revise accordingly.

Conditions of the Offer, page 15

7. The first paragraph of this section contains language suggesting that once a condition is triggered, the company may decide in its reasonable judgment whether it is advisable to proceed with the offer. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). The company may not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it. Please confirm your understanding on a supplemental basis. In addition, revise the disclosure contained in the last bullet on page 16 to clarify that the completion of the offer despite the occurrence of one of the listed events constitutes a waiver of the condition, and that at least five business days must remain in the offer after the waiver.

8. We believe that a tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the offeror, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, revise the first paragraph to exclude actions or omissions to act by the company as a reason for the assertion of a condition.

9. Several conditions refer to an impairment of the benefits the company expects to receive from this offer. Since option holders should have a reasonable idea whether or not an offer condition is triggered, or at least should understand how this determination will be made, please revise to specify or generally describe those benefits.

Material Tax Consequences, page 21

10. Please delete the statements that the tax discussion is "a general summary" or "general in nature." We believe this language might suggest that security holders may not rely on the description of material tax consequences included in the offering document.

Extension of Offer; Termination; Amendment, page 22

11. You indicate in the second paragraph that you may terminate the offer "regardless of whether any event" listed in the Conditions section has occurred. Please advise or revise this disclosure so option holders can objectively verify the bases upon which you may terminate the offer. By reserving the absolute right to reject all tendered options without setting out any objective criteria by which you will make this decision, the offer may appear to be an illusory offer.

12. In regard to an extension of the exchange offer, Rule 14e-1(d) requires the public announcement to be issued no later than 9:00 a.m. Eastern time. Please revise accordingly.

13. Refer to your discussion relating to material changes and your obligation to extend the exchange offer. Revise to state that you are generally required to extend the offering period for any material change, including the waiver of a material condition, so at least five business days remain in the offer after the change. For guidance, refer to footnote 70 of Exchange Act Release No. 34-23421 (July 11,
1986).

Additional Information, page 23

14. Despite your attempt to incorporate by reference any additional documents filed with the Commission from the date of this offer until it expires, Schedule TO does not permit such "forward" incorporation by reference. If the information provided to option holders in the Offer to Exchange materially changes, you are under an obligation to amend the Schedule TO to update it and to disseminate the new information to option holders in a manner reasonably calculated to inform them about the change. Please revise the disclosure accordingly. In addition, revise to incorporate the company`s Form 10-Q filed on September 9, 2004.

Financial Information, page 24

15. We note that you incorporate by reference the financial information required by Item 1010(a) of Regulation M-A. However, Item 1010(c) of Regulation M-A requires that at least a summary of that information be disseminated to option holders. See Instruction 6 to
Item 10 of Schedule TO and Regulation M-A telephone interpretation H.7 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please revise to include at least the summary financial information required by Item 1010(c) and advise the staff as to how the company intends to disseminate the information.

Miscellaneous, page 24

16. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act of 1933 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. As a result, please revise to remove your reference to Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934 and the safe harbor provisions.

17. You indicate that you undertake no obligation to update or revise the forward-looking statements contained in or incorporated by reference in your offer document. This statement seems inconsistent with your obligations to revise the offer materials to reflect any material changes in the information disseminated to option holders. See Rule 13e-4(e)(3). Please revise or delete.

Election Form  - Exhibit (a)(1)(iii)

18. We reference the language appearing in the Election Form and the Notice to Withdraw requiring option holders to acknowledge that they have "read" the offer document and the instructions attached to the form. It is not appropriate to require option holders to attest to the fact that they "read" the terms of the offer as such language effectively operates as a waiver of liability. Please provide a statement in your next amendment that expressly rescinds this language. Similarly retract the acknowledgement on page 3 relating to a release of the company from any claims arising from the termination of the eligible options as it may function to inappropriately disclaim liability under the federal securities laws.

Closing Information

Please amend your filing promptly to comply with our comments. If you do not agree with a comment, then tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Direct any questions to me at (202) 942-1797. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


								Sincerely,


								Michele M. Anderson
								Special Counsel
								Office of Mergers and
								Acquisitions